

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

Jana Whitlock
President, CEO and CFO
Millennium Energy Corp.
2820 W. Charleston, Suite 22
Las Vegas, Nevada 89102

   Re: **Millennium Energy Corp.**
      Form 10-KSB for Fiscal Year Ended December 31, 2007
      Filed April 14, 2008
      File No. 000-52785

Dear Ms. Whitlock:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,

         Karl Hiller
         Branch Chief